Exhibit 11.5

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Offering Statement, as amended, of Landa App LLC on Form 1-A of our report dated August 2, 2022, which includes an explanatory paragraph as to accompanying financial statements being prepared for the purpose of complying with the rules and regulations of Article 3-14 of Regulation S-X, with respect to our audit of the combined statements of revenues and certain expenses, in total and for each listed property of the Landa App LLC (Landa App) Landa App Series Group (Series) as disclosed in Note 1, for the year ended December 31, 2021, which report appears in this Offering Statement. We also consent to the reference to our Firm under the heading “Experts” in such Offering Statement.

/s/ Marcum llp

New York, NY

February 24, 2023